For filings with the FSA include the annex
For filings with issuer exclude the annex
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer
of existing shares to which voting rights are
attached: ii		Reed Elsevier Plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights			X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Full name of person(s) subject to the
notification obligation: iii	Franklin Mutual Advisers, LLC

JPMorgan Chase Bank London
The Bank of NY London
4. Full name of shareholder(s)	Mellon Bank London
(if different from 3.):iv	State Street Bank and Trust

5. Date of the transaction and date on which the threshold is crossed or reached: [v]	April 26, 2012

6. Date on which issuer notified:	April 27, 2012

7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]

			Direct	Direct xi	Indirect xii	Direct	Indirect

Ordinary .1444					61,422,250		5.04%

GB00B2B0DG97

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii		Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx

						Nominal	Delta

Total (A+B+C)

Number of voting rights				Percentage of voting rights

61,422,250				5.04%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease
to hold:

12. Date on which proxy holder will cease to hold
voting rights:

13. Additional information:	Lori A. Weber Assistant Secretary, Franklin Resources, Inc. 954-847-2283

14. Contact name:	Margaret Woods (Reed Elsevier)

15. Contact telephone number:	020 7930 7077